Filed by Tyco International plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

SEC File No.: 001-05097

Date: February 5, 2016

Explanatory Note: The following is a transcript of a presentation given at an industry conference.

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

C O R P O R A T E  P A R T I C I P A N T S

George Oliver Tyco International plc - CEO

Alex Molinaroli Johson Controls, Inc. - CEO

Robert Olson Tyco International plc - EVP & CFO

C O N F E R E N C E  C A L L   P A R T I C I P A N T S

Gautam Khanna Cowen and Company - Analyst

P R E S E N T A T I O N

Gautam Khanna - Cowen and Company - Analyst

Okay, thank you. We’re going to kick off our program today with Tyco and Johnson Controls. My name is Gautam Khanna; I am one of the research analysts here at Cowen and Company. I cover Tyco.

And with us today we are very pleased to have the CEO of Tyco, George Oliver; the CEO of Johnson Controls, Alex Molinaroli (multiple speakers); and the CFO of Tyco, Robert Olson. The forum today, I’m going to perhaps ask questions for about 30 minutes and then open it up to the floor, in case any of the audience members have one.

First question, so how did this deal come about? I’m just curious about what the strategic rationale was and if you can just elaborate on how long you have been kind of engaged in discussions and the like.

George Oliver - Tyco International plc - CEO

Sure. What I would say is, from a Tyco perspective, we’ve been working hard with the transformation that we’ve been going through creating an operating company and the world’s leading fire and security player. At the same time, we have been working on focusing on how do we accelerate growth through innovation.

A lot of the work that we’ve been doing over the last couple of years has been developing our Tyco On platform, which has taken an unbelievable position with all of our sensors and devices that are deployed in buildings and homes and most infrastructure. Being able to then extract that data, create intelligence; which then allows us to be able to create new business models, to be able to capitalize on the convergence of technology within the space that we compete in.

Now the private security market, the $120 billion market that we serve, is relatively low growth market. It’s mainly driven by compliance and it’s kind of viewed as a cost-based solution. What we’ve been doing over the last couple years is creating new business focusing on creating much more value with the data, with the analytics, and deploying new business models.

As we look at the trends, the combination of what we are doing with our infrastructure, combined with what Alex and the team at Johnson Controls are doing with a leadership position within controls, is taking the intelligence, putting it to work with the controls in new business models with an unbelievable direct channel that we have across the globe to create customer value, and then to be able to capitalize on the expanding market. That led to a discussion that I had with Alex relative to the controls piece.

Then as we continue to work and ultimately completed the deal that we’ve laid out, which we believe creates a tremendous amount of value for both sets of shareholders, is going to position it to create a lot of customer value. And then, with the combined company, being able to capitalize on the expanding market.

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

Alex Molinaroli - Johson Controls, Inc. - CEO

From my perspective, this started 15 years ago. I was involved — our history with fire alarm; we’ve been in and out of the fire alarm business and today we are in the fire alarm business. We actually sell notifier products, Honeywell, and we private-label it Johnson Controls. That has been the historical position that we have had for quite some time.

Back at the year 2000 I was involved in a team that — this is prior to Tyco acquiring Simplex. I was involved in a team and we switched over to Simplex; we started to develop a relationship with Simplex with the intent to acquire Simplex. At the time we were outbid by Tyco, so then we went back to notifier. So it’s always been an idea from Johnson Controls’ perspective.

What I would tell you is — and it could probably lead to some other questions — I’ve read some of the reports; this is very, very different. It’s incredibly different, because we are two different companies in the way that we go to market. We know we primarily go to market — we have other distribution, but our primary route to the market is through our own people, our own brands, and we control that.

If you look at some of our competitors that have similar product profiles, they have distribution which they can’t control their distribution. And so it’s very, very different. It’s really apples and oranges as it relates to our ability to provide synergy.

We know we can because we already do it today. We sell products — we sell fire alarm products today within our current branch system with the same resources and with a set of services, so we know. It’s not something that we think we can do; it’s something that we know that we can do.

And I think the comparison between us and what other people have tried to do is very, very different because of our channels to market and the fact that our intention is to more fully integrate that. If you were going to go to — as an example, if you were going to go to UTC, you would go to the relationship or the similarity between us and UTC, Johnson Controls, would be a company that they distribute through called Automated Logic.

If you wanted to go buy a fire alarm system it would be through distribution, which would be either Edwards or EST. But those two entities don’t work together, so it’s not something that you can really compare as it relates to, well, UTC or Honeywell, who also goes through distribution, hasn’t been able to see the synergies. Why would you be able to see the synergies? We have a completely different business model.

Gautam Khanna - Cowen and Company - Analyst

Could you elaborate on that with respect to the York brand? Does that go through your direct channel?

Alex Molinaroli - Johson Controls, Inc. - CEO

That’s right. In fact, I was one of the leaders of the York integration. The last seven years of my business unit career I ran the battery business, but prior to that, my first 25 years was in building efficiency. I grew up through our branches and I ran North America.

I think that the York integration is a good example of how we would — at least a paradigm or the platform that we would use to integrate. We fully integrated that and we fully integrated the field operations. So if you go to one of our offices today, you have one leader that runs our controls business and our equipment business and our services businesses, even though you have mechanical services and control services and equipment and controls. Sometimes they are bundled; sometimes they are unbundled.

And then — now we have gone all the way to the point where back at the factory we’re integrating our equipment in controls, which I think the long term — that is the long-term advantage that you have. You can’t do that tomorrow, but the technology will converge.

And so when I think about what we did with York and the value that we created and I look at the first two to three years, we definitely outpaced the synergies that we’ve talked about here. So I think we are relatively conservative as it relates to the operational synergies. And we also — our top line for the first two to three years was significantly impacted in a positive way. Our share in both controls and in equipment, particularly major equipment, because that’s where we focus, has gone up 30% in each.

So I just see — I know it’s similar; it’s not the same, but it’s something that I think we can leverage, an experience that we can leverage.

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

Gautam Khanna - Cowen and Company - Analyst

To that point, it’s not just about bundling, if you will. It is different than the UTX carrier and fire security model, but I’m curious how does the customer actually buy these systems today? Do they actually buy them in an integrated way? Do they want someone to supply both HVAC and the fire and security systems under one solution or —?

I’m just curious; are you going to be driving this customer purchasing behavior? How should we think about that?

Alex Molinaroli - Johson Controls, Inc. - CEO

I don’t know. I think that there’s different levels. So if you have a new facility and it’s a large facility, you may have — you may move to buy a more integrated solution because you are buying these products from a standpoint — from a standing start and there’s no existing relationships.

I think if you work inside of a building, an existing building where there’s a Simplex relationship and a Johnson Controls relationship, you are still going to have the facility people that are making these purchases but they are not going to be bundled purchases. They are going to be individual purchases. And so really that’s a cross-selling opportunity.

I don’t think — this whole deal built off of bundling, not for me. This is built off the fact that if you Pareto the relationships, and particularly in North America; you look at our relationships and the Simplex relationships, there will be an overlap. There will be some new customers and existing customers, and I think that there’s opportunity in both.

Where we have a customer, we can introduce and provide the proper incentives. That is the other thing that we learned is that everybody doesn’t have to know how to sell a fire alarm system. You just need to have the incentives in place to be able to leverage your relationship and vice versa.

And then there’s going to be places where we are both there, but we are just not working together. I think those opportunities — it’s not going to work for everybody because fire alarm systems are fairly sticky, but my experience says that this is not going to be that hard.

And over the next six months as we go through the integration planning, I think what you should expect is that our teams will come up with a number that we feel comfortable with. Because, unfortunately, the numbers that we have — you look at the opportunity and then, if you get into it, you are going to have to discount that and then understand the timing of it.

It’s such a wide range right now; I think it wouldn’t be right for us to throw a number out. I think we need to work through that whole process.

Gautam Khanna - Cowen and Company - Analyst

George?

George Oliver - Tyco International plc - CEO

What I would say, Gautam, is when you — over the last week I’ve talked to a number of our customers. They see this as a huge opportunity to take two companies that have tremendous relationships and long-term relationships, because of the channel that we have and being able to support their needs, and they understand that with the convergence of technology that has taken place, there’s tremendous value to be had with the combination of the companies.

So today certainly there’s multiple distribution channels, whether it be equipment, service, and the like. But what makes this combination so unique, you take a number one position in building controls, you take a number one position in commercial HVAC, and you take a number one position in fire and security with the largest direct channel and being able to serve customers. And as we have learned through the transformation of Tyco, what is most important is understanding the customer need. What is the problem that we are trying to solve?

With the capabilities that we have with our equipment, the enterprise software that’s being developed, with what we have with Tyco On combined with the work, the great work that they’ve done in Johnson Controls, we’re going to be uniquely positioned to capitalize on the convergence, create a lot of value for the customers that we serve, which then is going to position the combined company to capitalize on this rapidly-expanding space around smart buildings and smart infrastructure.

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

It’s tied to the value creation and then ultimately getting the returns on the combined entity here that’s going to allow us to significantly, I think — when we think about this, we talk about the cost synergies. I am totally excited about what we believe we can do from a growth standpoint. Now it will take some time to change the business models, but I see that as being a home run.

Gautam Khanna - Cowen and Company - Analyst

To that point, George, I get this question often from clients about the new business model dynamic that is emerging. You have talked about it in retail, but in the commercial building is it more of an opportunity for you guys or a threat? Does it actually threaten the traditional service model or installation model?

How do you actually charge for those type of analytic services that you have been talking about?

George Oliver - Tyco International plc - CEO

That transformation is already happening across all of the end-markets that we serve. We have a unique position with — think of a building with all of the sensors, devices that we have deployed, whether it be intrusion, access control, video, electronic, fire, and then our ability to be able to not only enhance the life safety that we provide but utilizing that same network to be able to create intelligence and to improve their operations.

One of the big benefits in a commercial building is certainly the work that Johnson Controls has done in reducing energy consumption. It’s a significant value proposition.

For instance, in retail is one of our verticals that we have done the most relative to creating new business models. Now in being able to not only protect merchandise and protect stores, but now taking that same infrastructure and creating item-level intelligence that now is being used for inventory management and making sure that they are going to be positioned to get the uplift in sales when customers want to buy.

We’re now into traffic analytics. And as we put together our total store performance solutions, we are creating a lot of value. What happens is that from a selling standpoint, you move up the chain. So you move into the C suite because of how strategic it is with what we do that it ultimately creates value for their customers and then ultimately their shareholders.

And so I see this — we’re capitalizing on the current trends and the combination is going to allow us to up our game even further in being able to create value for the customers that we serve. And then ultimately being able to capitalize on the new markets that are being created.

Alex Molinaroli - Johson Controls, Inc. - CEO

I think that’s one of the things that — we have a business within our business called performance contracting and that business is a solution-selling, value-priced offering. Its foundation and its fundamentals were built around energy savings, but what it really is is an infrastructure improvement program that allows people to use their current operating cost and allows them to reinvest that in the capital equipment: deferred maintenance, that sort of thing. That’s kind of the model.

It’s really expanded over time where you will find a lot of things that we do at a university, a good example. A good example at a university is that the security system we put in would be a one-card system, where now all of a sudden we shifted revenue that would’ve gone off campus to revenue that goes on campus for people to be able to use in vending machines for books, or their cafeteria. That ends up being a revenue source and that ends up being part of what we sell.

You get to hospitals and the fact that people are trying to manage assets in a hospital. When you are having an emergency you want to know where the equipment is, so what hospitals typically do is they have more equipment than they need and the utilization of that equipment is very, very low. But if you know where the stuff is, then you don’t have that — then you can manage inventory. And that ends up being part of our performance contracting.

So you look at our performance contracting and the value propositions that we sell. We’re not in the retail space, but I think that some of the value selling capabilities we have, we could probably translate that into some of the things that Tyco already has as it relates to the new business models today.

We sell very large chillers for big buildings. Today we have 4,000 of those chillers in North America that are connected. It goes through the cloud and then we do the analytics on those 4,000 chillers.

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

Where we have those chillers our service margins are higher, the customer downtime is lower, and our renewal rates are higher. It’s just because the customer — it’s always a challenge to monetize that, but what has happened is our customers are essentially paying for it not to break instead of for it to break. And that is kind of a simple application.

We have also, over the last 25 years, we have built signatures around all the mechanical equipment that we have. And those signatures essentially will be able to — are able to tell us when things get out of tune. So these are the kinds of analytics that you can bring to play.

It really kind of comes down to the customer — understanding the customer’s business well enough that they have — they can tell you the problem; you just have to be able to architect a solution. And I think our ability to get more and more information that is relevant to them, so that we need to understand their business, is something that’s going to help us be successful.

That is not revenue that we are stealing from somebody; that is revenue that doesn’t exist today. And I think that is a really exciting opportunity. It’s also a value — you have to learn how to value price and make sure that it’s not a cost-plus pricing, but I think it’s a real — I think it’s an exciting opportunity.

We’re seeing parts and pieces of it. I think the more devices that we have in the building, the more we can converge the technology. A lot of people ask is Google going to take over or Microsoft or picture a technology company and I don’t believe so. I think that they are going to be partners.

I think that they’re going to be in a position to support us, because they are not really interested in having all the parts and pieces in a building. What they are interested in is the data, to be able to do something with it.

Gautam Khanna - Cowen and Company - Analyst

All right. I’m just going to ask — we’ve talked a little bit about some of the synergies from the deal on the top line that could manifest. Are there any dyssynergies that you can point to? Is there any blowback? Or is there any —?

George Oliver - Tyco International plc - CEO

We see very little dyssynergies. When you look at the combination there’s not a lot of overlap with the work that they have done from a transformation standpoint. The work that we have been doing within Tyco, I think, positions us well to be able to really get a lot of synergy out of the combination. So I don’t see at this stage a lot of dyssynergy.

Alex Molinaroli - Johson Controls, Inc. - CEO

It’s hard to find what those dyssynergies are. They are not — I don’t expect that we’re going to have the antitrust issues, so I don’t expect that we’re going to be dealing with having to dispose of any businesses. My guess is that at some level there could be something that we can’t really see, but I really think it’s not material.

Gautam Khanna - Cowen and Company - Analyst

You mentioned some of the — before I get to the sourcing synergies, to follow up on one of the comments you made earlier. Just at a high level, how do you guys expect to work together? How are the management teams going to be established? What are your respective roles going to be at the Company?

Alex Molinaroli - Johson Controls, Inc. - CEO

So eventually this is going to be George’s company to run and my role in this is to really help George be successful. As we integrate the companies, and George will be responsible for that, I plan to be riding shotgun.

And I think the opportunity for us to get the two companies to come together and make sure that we share the knowledge and make sure that —. And it makes sure that George is introduced properly to our customers and to our employees.

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

I think one of the risks — and George knows this — that I see in this is that we’ve never had a CEO that was not, that did not come from internal. We have only had nine CEOs, and in fact, you got to see all of them, right? They are all on the wall as you come in.

And as I went through this whole process with George, I said this is like, to me, it’s a risk that we need to manage, but it’s a risk that we need to acknowledge. That for Johnson Controls it’s not a good, positive thing or a negative thing; it just it is.

We have never had anything other than internal succession and I think it’s just important for George to become a made man. And my opportunity and my role is really to make sure that that happens.

George Oliver - Tyco International plc - CEO

Gautam, my feedback would be the teams have worked incredibly well over the last few months. What I would say from a culture standpoint, very similar values within both companies. I’ve met a number of the folks within JCI and truly believe that the two will come together very nicely.

Certainly, my role here is to make sure that we are successful in being able to integrate the companies. Certainly spent a lot of time learning the businesses within JCI and then, ultimately, being positioned so that we have the right structure. We have the right leadership structure; we have the right process. We have done the right integration that we’re going to be positioned to create an unbelievable company here that is going to be able to grow and be able to better serve customers and create a lot of return for shareholders.

What I would say is that we’ve been working extremely well. I will be part of the Board right out of the gate; working with the Board, working with Alex. And making sure that this transition is flawless and that we will be positioned to take all of the tremendous capability is across the two companies and bring it to a whole new level and, ultimately, change the game in the space that we are in.

Alex Molinaroli - Johson Controls, Inc. - CEO

I don’t see — I think the only risk is if, for some reason, one of our egos gets in the way and I just can’t even imagine that. There’s just too much at stake and I think the opportunity is just too great.

So I don’t — I can tell you from my standpoint that I have been with the Company 33 years. This, for me, over the last three years we’ve been on a journey to change this company. My goal is to see us to the point that we are in a position to fulfill the transformation that we embarked on.

But it’s really going to be nothing more than a platform in order for us to do things in the future. If you look at — if you just take the most conservative estimates, you’re talking about EBITDAs of $5 billion to $5.5 billion. You’re talking about a company with a balance sheet that, whether return it to shareholders or make more investments, it’s just going to have an incredible amount of flexibility and opportunity. And so this integration is, arguably, the most important thing the Company has ever done.

Gautam Khanna - Cowen and Company - Analyst

Speaking of the financial leverage, in the past I think, George, you’ve mentioned at Tyco an aversion to levering up, because it actually does hurt your competitive edge on certain large bids. Do you see that as an issue here, because you will be at 2 to 2.5 times debt to EBITDA?

George Oliver - Tyco International plc - CEO

When you look at the combined company, we’re going to have lots of — like Alex said, lots of flexibility. We will have strong EBITDA. We will have — from an earnings standpoint we will have strong free cash flow. The combined company will be still be positioned to have investment-grade rating.

And so I think that — the new Board will have to decide, the combined Board, but I think it gives us a lot of flexibility to not only be positioned to create accelerated growth, but then also making sure that we are positioned to create returns for the shareholders.

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

Robert Olson - Tyco International plc - EVP & CFO

The other thing you’ll have to remember is that we have been pretty low leveraged, partly because of the dispute we had with the IRS which we resolved earlier this year. That’s a huge benefit when you think about future balance sheet opportunities.

Gautam Khanna - Cowen and Company - Analyst

Got it. The legacy liabilities were basically resolved at this point.

Robert Olson - Tyco International plc - EVP & CFO

Right.

Gautam Khanna - Cowen and Company - Analyst

Both companies independently are on their own journey of cost reduction and you threw out the cost synergy target of $500 million. I was wondering if you could put that in context. Is that entirely incremental to the independent journeys? And then if you could talk about the billion dollars I think that stays with the Company — of the $2 billion of gross reductions on JCI’s end. (multiple speakers)

George Oliver - Tyco International plc - CEO

I will talk a little bit about the costs. Both companies have done a fabulous job over the last few years in improving the fundamentals of the businesses and being able to deliver strong productivity cost out and improve margin rates. And that is going to continue and both companies are on their journeys to do that.

As we have gone through all of the details of this deal, the synergies that we have identified are incremental to the plans that each of the businesses were currently on. And so when you look at the synergies, the $650 million, you’ve got the $150 million of tax synergies, but when you look at the $500 million of cost synergies, it comes down to about $150 million public company corporate-type costs that come out.

We have about $100 million of sourcing opportunity and that’s a combination of being able to leverage the scale between the two companies. Both companies have done a good job in categorizing their buy so that now, with the combination, we can get additional leverage off that buy; working with strategic suppliers and creating a robust supply chain.

Then the other $250 million is across the overall structure of the Company. So you could argue it’s relatively small, but that’s in addition to what already is being executed within each of the businesses today. And so we are very grounded on the synergies. Certainly that’s going to be a big part of my responsibility in making sure that we’ve got the right structure, the right processes, and the right leadership to deliver on those synergies.

But that is tremendous value creation. And then that combined with, ultimately, the revenue synergies is going to be positioning the Company to actually accelerate above and beyond those.

Alex Molinaroli - Johson Controls, Inc. - CEO

As it relates to the journey that we have been on around our growth savings, around our operating systems, we’re essentially saying half of that is going to go to automotive and half of that is going to remain with the remaining Johnson Controls. That’s all. There’s nothing that has been impacted by this that says it’s subsumed by this new opportunity.

And in fact, when we got into the synergy discussion, that was one of the things we were very, very careful about. Because the other thing we have to deal with; we have some stranded cost to deal with as it relates to spend. Well, we can’t just take those stranded costs and count them twice.

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

So I think we’ve done a good job of being able to detail out that we can achieve this $500 million and we can also achieve and get rid of our stranded costs. We’ve got a bunch of TSAs that will be rolling off. We’ve got to get rid of that cost, which is kind of invisible to you.

And then, as it relates to the operational savings, one of the things we have to do is — we both have operating models and understand how they need to come together.

But I feel better than I ever had around — and this is independent of the integration. The momentum that we have in all of our businesses around our cost reductions and our margin improvements has just been like clockwork. We’ve just really been hitting on all cylinders and that’s in the face of unprecedented change that we have within the business.

So I am looking forward to the day when we only have one integration to do and we’re not spinning three things out at the same time. We’re not going to know what to do with ourselves we’ll be so bored; it will be wonderful.

Gautam Khanna - Cowen and Company - Analyst

I can understand that.

George Oliver - Tyco International plc - CEO

Because the way that — holistically we have a company that’s got I think it’s roughly about $5 billion of SG&A. And when you look at the opportunities that we have — and certainly we’ve detailed what we know today, our plans that we can execute on and deliver the $650 million.

But think about the structure coming together and the opportunity that that presents; not only within the sales structure and how we are structured and how we serve our customers and the back office that we have to support that. All of our functional structures that we utilize to be able to support that, that gives us a tremendous opportunity over time to continue to optimize that and extract costs out and drive efficiency with the ability to be able to put our resources to work on growth. And that’s the focus.

Alex Molinaroli - Johson Controls, Inc. - CEO

I’m hopeful we will find more. One of the things that we just don’t know; as you can imagine, going through this kind of transaction, you talk past each other a little bit because it’s apples and oranges. You are looking at a data room and you are talking to people, and when you’re talking about corporate costs versus business unit costs versus field costs, you’re not really sure if you are talking apples and apples.

And so I think until we get into that it’s going to be hard for us to understand and I would think — I actually think that we are going to find more opportunity. But it’s hard to grab that opportunity for sure until you really understand, when George says tomato and I say tomato, are we’re talking about the same thing? And now we’re in the process of really sorting that out.

Gautam Khanna - Cowen and Company - Analyst

I was going to ask — I mean you’re here together, which is a positive sign. Meaning are you able to actually work together well in advance of the deal actually closing? And actually outline some of these savings and hit the ground running?

Alex Molinaroli - Johson Controls, Inc. - CEO

Yes, we shared a room last night. (laughter)

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

George Oliver - Tyco International plc - CEO

Alex and I get along extremely well. We’ve been working closely together, which ultimately culminated in the transaction that we announced last week. And we are going to continue to be working very closely relative to the integration planning and making sure that we do what’s necessary so that as we — day one, we hit the ground; we’re off and running and being able to deliver on what we have committed.

And I think that includes making sure we have got the right leadership. We’re working very closely on understanding leadership on both sides within both companies and as we then structure that in a way that is going to make us successful right out of the gate. And so there’s going to be lots of interactions, lots of working together; teams coming together ultimately to perform the planning that’s going to be required that will assure success.

Alex Molinaroli - Johson Controls, Inc. - CEO

George was at our town hall on Monday, so he had opportunity — it was the end of our quarter, so it was a great opportunity where we do our global town hall and so he was in front of all of our employees. He’s pretty clever. He did that and then he pulled out a Lambeau Field video, so he immediately he’s the [favorite]. They were like, Alex who?

George Oliver - Tyco International plc - CEO

No, I explained that we have robust operations everywhere and that we have an unbelievable position within Lambeau Field and on game day we provide the full fire and security services. I thought it would be appropriate to use that example with the Johnson Control employees.

Gautam Khanna - Cowen and Company - Analyst

Clever.

Alex Molinaroli - Johson Controls, Inc. - CEO

I know your roots are actually Patriots, so we will let that slide.

George Oliver - Tyco International plc - CEO

I started the town hall with a video of Fenway Park (multiple speakers) how we also provide fire and security to Fenway Park, so not at all —.

Alex Molinaroli - Johson Controls, Inc. - CEO

I don’t remember that part.

Gautam Khanna - Cowen and Company - Analyst

We got to represent well.

Just wanted to get back to the cost synergies, because a lot — this often requires headcount reductions and things of that nature. And I just wondered; is this stuff going to be front-end loaded? How do you prevent the loss of momentum just as the employees of both companies may be a little bit frozen pending the changes that are —?

George Oliver - Tyco International plc - CEO

What I have learned with what Alex has done, as well as what we have been doing, this is about — we are on a rhythm of just continuous improvement. We know exactly what the end state is that we want to get to and that we are constantly working to modify a structure, to be able to capitalize on the cost out and get the efficiencies.

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

It’s not one of these things where it’s one big event. We know exactly where we are going. We have the planning in place and we are constantly improving to ultimately be able to achieve that level of savings. And I think that will be true.

So as we get into it it’s going to get into a run rate of savings, similar to what we have had within Tyco, where we’ve been delivering anywhere from about $150 million, $160 million of net cost-out to in the last year about $170 million. And we will continue to do the same as we look at the integration and getting into a real rhythm, continuous improvement, making sure that we are focused on customers. We’re not disrupting the business, but we are capitalizing on the combined opportunity.

Alex Molinaroli - Johson Controls, Inc. - CEO

I think, from my perspective, is that it’s very important to understand that the people that are facing the customer need to be — need to understand what their role is and how important they are. And I — we have done a decent job — probably not everybody follows Johnson Controls here, but we have done a pretty decent job; as we’ve gone through some of our changes, a lot of costs have come out of our building efficiency business.

But what we have done is we make sure — we call it G&A, not SG&A because we really protected our front-line people, whether it be the technicians or whether it be the service providers or the people that manage those folks. And if you look at what we are seeing, both our backlog is improving, our revenues are growing, and more importantly, our pipelines are growing.

And so I think we’ve — not that we have got it all figured out for sure, because there’s going to be a lot of — there’s angst anytime you go through this whole process. But we are fully aware that we need to make sure that the people that are in front of the customer understand that they are the most important people in the Company.

Gautam Khanna - Cowen and Company - Analyst

Got it. So the [pacing] of the cost reduction, obviously the corporate stuff will be front-end loaded, the sourcing will be over time —

George Oliver - Tyco International plc - CEO

Correct.

Gautam Khanna - Cowen and Company - Analyst

And the G&A, that will be —?

George Oliver - Tyco International plc - CEO

Continuous.

Gautam Khanna - Cowen and Company - Analyst

That’s continuous, okay.

George Oliver - Tyco International plc - CEO

Yes, continuous. And I would also reinforce what Alex said: we’ve been very deliberate in putting a lot of our savings that we have been generating back on to the front end. Similar to what we have seen within Johnson Controls, through the course of this year we are seeing improved pipelines, we are seeing improved conversions, and then in the second half we will see improved — the conversion of the orders to ultimately revenue.

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

So I think when you look at the work they have done, the work we’ve been doing, and staying focused on customers and making sure that we are resourcing customers appropriately to be able to capitalize on the growth, while we’re continuing to execute on the cost efficiencies, will continue.

Alex Molinaroli - Johson Controls, Inc. - CEO

And the best news is — and I think that you can speak to this, George, as well — I think the people that are most excited, and right now least anxious, are the people that are in front of the customers because our customers are happy about the opportunity and our employees are. They don’t quite yet know what it means for them, but they know it’s opportunity.

And so I think at this point we have got to build on that momentum and make sure they know that they are going to get a chance to capitalize on it. But from the Johnson Controls perspective, I can tell you that the people that are the most excited about it are the folks that are closest to the customer and they are getting the customer feedback.

George Oliver - Tyco International plc - CEO

I would reinforce that. Overwhelming response from our field, in having spent the last two days on the West Coast with customers and with our team, this combination, they are totally excited about the opportunity to be able to better serve customers with the combined capability.

We work together a lot —

Alex Molinaroli - Johson Controls, Inc. - CEO

By accident.

George Oliver - Tyco International plc - CEO

— across our footprint today and this will just take that to a whole new level.

Customers, like I said, in the last couple days, meeting with a number of customers, they see a tremendous amount of opportunity with the work that the combined company can do that ultimately will get their operations to a new level.

Gautam Khanna - Cowen and Company - Analyst

How does this deal benefit the residential position of, for example, JCI? Is there a synergy in that market or —?

George Oliver - Tyco International plc - CEO

Not so much.

Alex Molinaroli - Johson Controls, Inc. - CEO

I don’t know that it really helps us. If you look at our strategic plan — George talking about his strategic plan, when you look at our strategic plan, the biggest gap that we have as a HVAC provider is in the residential. We are underrepresented in the residential and you could argue we are a marginal player.

This does not solve that and so it’s just an open issue for us that needs to be resolved still. This does not solve that problem. It just means that strategically there is just more opportunity.

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

I think that this creates opportunities and it solves some of our strategic issues, but it doesn’t solve everything. I would tell you the two open issues as it relates to Johnson Controls strategically around products and around market access is our residential air-conditioning. We are under-utilized there. Bleeds a little bit into our light commercial, and so when you look at us compared to some of our peers, you see that in the cycles that we are in and in some of the margins.

Then the other part of our business is it’s not a gap, it’s an opportunity. It’s expanding the — it’s expanding the footprint we have around the customers that we serve in our power solutions business. Because it’s been a 10-year strong growth, strong bottom line, high market share, real moat and we just need to lever that infrastructure.

I think those are — strategically without this, those opportunities still exist.

George Oliver - Tyco International plc - CEO

Residential for us is a fairly large vertical. We provide a lot of [sensors] devices through our security products, through distribution. We also have our subscriber-base model outside of North America.

And so I, at least in the early stages here, I think there’s some opportunity there in how we leverage our combined distribution. And as the home begins to converge, opportunities to be able to integrate some of the technologies to be able to better serve that channel.

Gautam Khanna - Cowen and Company - Analyst

Before I open it up, I had one quick one. Maybe, Robert, you will answer this one. Do you guys expect to go back to the adjusted earnings reporting system for the first couple years?

Robert Olson - Tyco International plc - EVP & CFO

Right. We’ve talked some about that and I think that it would make a lot of sense. We haven’t finalized that decision, but I think it would make a lot of sense.

Obviously, we want to make sure everybody understands what’s in all of our numbers, but to get sort of the best comparison not with — one-time costs we will have with regard to purchase price accounting issues. I think our objective is to give people the cleanest comparison so that they can make good decisions.

Gautam Khanna - Cowen and Company - Analyst

Right. And it costs about $500 million to affect these cost synergies?

Robert Olson - Tyco International plc - EVP & CFO

Yes, about a one-time.

George Oliver - Tyco International plc - CEO

One-time and that will be —.

Alex Molinaroli - Johson Controls, Inc. - CEO

One-time over time. (multiple speakers)

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

Gautam Khanna - Cowen and Company - Analyst

Let me turn it over to the audience. Does anyone have a question they’d like to ask our guests?

QUESTION AND ANSWER

Unidentified Audience Member

How do you guys integrate — you have got a bunch of different branches now. I guess in the past maybe there was a Simplex branch and there was a security branch. Now there’s going to be a JCI branch. And so, from what I understand, you have different branches competing with each other kind of putting a package together.

How do you make sure that —? Are you planning on putting the branches — making a super branch? Are you planning on making one [GM] so that —? How do you incentivize teamwork so that that other guy brings JCI guy got into the room and to that customer?

George Oliver - Tyco International plc - CEO

What I would say is that we’ve been through this over the last three years with taking a $5.5 billion commercial security business, which was part of the ADT structure prior to our separation back in September 2012, and we put that together with about a $4.8 billion fire protection business that I had responsibility for within Tyco prior to taking over in 2012.

We have gone through — it’s very methodical relative to making sure that we are protecting the front end of our capabilities in the way that we serve customers, because there is different expertise required to provide customer support with security and fire and the like.

But there’s tremendous opportunity to leverage the footprint — real estate costs, back-office costs, some of the functional support that is required — and begin to converge those resources into shared services, which allow you to be able to leverage the scale that we perform and truly make sure that the field operations are lean relative to the back office. And making sure that we’ve got the right expertise and resource to be able to support customers and ultimately create growth.

We have been able to — in fire and security with that we’ve been able to reduce footprint somewhere around 25%, 30%. Now we aren’t done, so we’re — because a lot of that is timed to the ability to be able to exit existing leases that are in place within the real estate footprint that we have today. And so what you do is longer term you look at what is the optimal footprint? And then what do I have today and how do I then manage my real estate, my back-office that ultimately gets to the end state that I want to get to?

When you map that out from a cost standpoint, there’s significant opportunity and it’s yielded over years. It doesn’t happen overnight. And so I see, as I’ve studied the Johnson Controls network, very similar type opportunities. To be able to put together a plan, a long-term plan, get the maximum utilization of the footprint while we are —.

They have done some great work on shared services and are probably a little bit further along than we are, so this could be an accelerator of the work that we’ve been doing to create our shared services. So that’s the planning process and then, ultimately, it’s the execution that delivers the benefits over time.

Unidentified Audience Member

(inaudible) what about at the top of that branch? There’s a GM that everyone is incentivized to kind of — you will make more money if you come together as a team.

George Oliver - Tyco International plc - CEO

From a go-to-market standpoint, we maintain our expertise in fire and security as well as we have leaders that ultimately own those unique channels. And then we also have, from a regional standpoint, strategic leaders that are taking those capabilities and ultimately presenting those in a different way, especially around strategic accounts.

And so we have maintained the leadership, the expertise, and then, from a regional structure standpoint, have then pulled those together so that, as we are beginning to change the go-to-market, we’ve got the right resources in being able to develop new business models and ultimately execute with the strategic accounts. I think that’s similar, based on what I’ve learned in JCI, very similar type of structure.

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FEBRUARY 04, 2016 / 01:15PM GMT, TYC - Tyco International PLC at Cowen Aerospace/Defense Conference & Transport One-on-One Forum

Alex Molinaroli - Johson Controls, Inc. - CEO

What we did, we actually integrated, fully integrated the York branches and the JCI branches and 12 months, so we pulled the Band-Aid off and went for it. What we ended up having is, as you can imagine, especially in some of these metro markets, we have branches that are — these are numbers — because I used to be a branch guy, so these are hard for me even to relate to. We have branches that go anywhere from $20 million to $250 million branches and so these are big businesses in some of these places.

And so you think about the kind of — what you really get is a different kind of capability when you think about the leader of somebody like that and an infrastructure to support it. The other thing from a real tactical standpoint is that we had real explicit incentives, particularly for the first three years, where essentially we were overpaying for people. We were double paying and triple paying people to get this — kind of prime the pump to get people to sell other services or bring people in.

And so, for us, not everything worked but there’s a lot of lessons learned that we have from the York acquisition. The thing that I learned that was most important is go, because what’s going to happen is, if you don’t go, people just make up their own. Because they are very — they are great people and they are very creative and they’re going to do their own thing if you don’t get going. And so we have a very aggressive program with the York integration.

Gautam Khanna - Cowen and Company - Analyst

Thank you very much, gentlemen. I appreciate it. We are out of time. Thank you.

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This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“JCI”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of JCI and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). JCI and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JCI AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JCI, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JCI and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by JCI by contacting JCI Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

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Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

JCI Cautionary Statement Regarding Forward-Looking Statements

There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding JCI’s or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. JCI cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond JCI’s control, that could cause JCI’s or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: JCI’s and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or

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